NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS INC.
FILES PRELIMINARY SHORT FORM PROSPECTUS FOR
COMMON SHARES OFFERING IN CANADA

Acheson, Alberta, July 5, 2007– North American Energy Partners Inc. (TSX / NYSE: NOA) (the “Company”) today filed and received a receipt for a preliminary short form base PREP prospectus covering the public offering of up to 2,875,000 common shares in Canada by the Company and a secondary offering of up to 14,087,500 by certain selling shareholders.

The Company has also filed a registration statement with the United States Securities and Exchange Commission (the “SEC”) on June 29, 2007 in respect of the offering in the United States.

The common shares may not be sold nor an offer to buy be accepted in the United States or Canada before the registration statement becomes effective in the United States and authorization is obtained from the securities regulatory authorities of the provinces and territories of Canada.

A copy of the preliminary short form prospectus has been filed and will be available via SEDAR (www.sedar.com).  The U.S. registration statement covering the offering may also be accessed directly from the SEC at www.sec.gov.

This news release is not an offer to sell nor is it a solicitation of an offer to buy these securities. These securities may not be sold nor may an offer to buy these securities be accepted prior to their registration or qualification under securities laws.

About the Company

The Company is one of the largest providers of mining and site preparation, piling and pipeline installation services in western Canada.  For more than 50 years, the Company has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. The Company maintains one of the largest independently owned equipment fleets in the region.

The release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words "may", "could", "would", "should", "believe", "expect", "anticipate", "plan", "estimate", "target", "project", "intend", "continue", "further" or similar expressions. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein are enumerated in the preliminary short form base PREP prospectus filed by the Company on SEDAR.  Undue reliance should not be placed upon forward-looking statements and we undertake no obligation, other than as required by applicable law, to update or revise those statements.

For further information, please contact:

Kevin Rowand
Investor Relations, Manager
North American Energy Partners Inc.
Phone: (780) 960-4531
Fax:      (780) 960-7103
Email:   krowand@nacg.ca